SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated May 5, 2006, of Director/PDMR Shareholding

                                                          Scottish Power plc

                                                       Long Term Incentive Plan

Scottish Power plc announces  that the awards,  granted on 10 May 2003,  under the Long Term  Incentive  Plan to the following  Persons
Discharging Managerial Responsibilities, have lapsed:-

Name of PDMR                                Number of Shares
                                            Under Award

John Campbell                               20,890
Terry Hudgens                               29,900
Stephen Dunn                                14,649
Willie MacDiarmid                           27,906
Susan Reilly                                13,395
David Rutherford                            17,541

Enquiries:

Donald McPherson, Deputy Company Secretary

Telephone: 0141 566 4798

5 May 2006

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 5, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary